January 16, 2024

VIA E-mail

Jan Fischer, Esq.
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 433215

          Re: Nationwide Life Insurance Company
              Initial Registration Statement on Form S-1
              File No. 333-275629

Dear Ms. Fischer:

         You filed the above-referenced initial registration statement on Form S-1 on behalf of
Nationwide Life Insurance Company (the    Company   ) on November 17, 2023. We
have
reviewed the registration statement and have provided our comments below. Based on our review, we have the following comments:

General

1. Please provide all missing information, including all appendices, exhibits, and financial statements in the next pre-effective amendment to the registration statement. We may have further comments when you include the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the
       Company will be solely responsible for any benefits or features associated with the
       Contract.

3. Where a comment is made regarding the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement, including the summary. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other sections of the prospectus where such disclosure would be relevant. For example, disclosure requested on the cover page should also be reflected in the summary, risk factors, and elsewhere as appropriate.

4. Please confirm supplementally that the rates and assumptions reflected in all examples provided throughout the prospectus are reasonable in light of current and anticipated market conditions.
 Jan Fischer, Esq.
January 16, 2024
Page 2

Cover Page

5.      In the first paragraph, please revise the first sentence (   This
prospectus describes       ) to
        add at the end: "including material state variations and financial intermediary variations."

6. Please state that if the Contract is purchased through a tax-qualified IRA or plan, the
        Contract provides no additional tax benefit to the investor beyond those already provided under the tax-qualified IRA or plan. Also add this statement to "Contract Types and
        Federal Tax Considerations."

7. Please add a prominent statement that the Company allows only one Purchase Payment per Contract.

8. In the second paragraph, please add disclosure stating that: (a) withdrawals taken at any time will proportionally reduce the Death Benefit, perhaps by more than the amount withdrawn; and (b) withdrawals from an Index Strategy before the end of its term will reduce the strategy value proportionately and will be subject to a Daily ISE Percentage that may be negative and that may reduce the Index Strategy Value by substantially more than the amount withdrawn. Please ensure that disclosure regarding proportionate reductions of the death benefit and strategy value as well as the potential application of a negative Daily ISE Percentage are made throughout the prospectus when discussing the impact of withdrawals under the Contract.

9. In the third paragraph, please clarify that Index Strategies receive positive or negative earnings at the end of a one or three-year period based in part on the performance of a specific market index over that period, subject to a level of protection against loss.

10. Please also identify in the Index name or by parenthetical each Index that is a price index each time the Index is referenced in the prospectus.

11. Please prominently state in the sixth paragraph that the Company reserves the right to add or remove the Index Strategies offered, change the Indexes, and limit the number of offered Index Strategies to only one. Please state that if all but one Index Strategy is terminated, the Contract owner will be limited to investing in only that investment option with terms that may not be acceptable to the owner, and make this change to similar disclosure elsewhere in the prospectus.

12.     In the sixth paragraph:

        x       Please briefly disclose what happens at the end of a Strategy
Term if the Contract
                Owner does not provide instructions on allocating funds
invested in the Strategy.

        x       Please clarify that Index Strategies available for a new
Strategy Term could have
                different terms.
 Jan Fischer, Esq.
January 16, 2024
Page 3

        x       Please clarify that amounts transferred pursuant to the
Performance Lock feature
                will be subject to the Daily ISE Percentage, which could be negative and which
                could lock in a loss. Given the potential risks associated with the Performance
                Lock feature, please do not characterize it as a    right
under the Contract.

13.     In the first bullet following the seventh paragraph, please state the
Contract   s minimum
        Protection Level guaranteed for the life of the Contract. If this level is lower than the
        Protection Levels currently offered, then please also disclose the maximum loss, as a percentage, that a Contract Owner could experience under this guaranteed minimum.

14. In the second bullet following the seventh paragraph, please state the minimum
        Participation Rate guaranteed for the life of the Contract.

15. In the third bullet following the seventh paragraph, please state the maximum Strategy
        Spread guaranteed for the life of the Contract. Please also be clear that the stated rate for an Index Strategy is for a one-year period, and for Index Strategies with 3-year Segment
        Terms, the stated rate will be multiplied by 3 before being applied to reduce Index gains and amplify Index losses.

16. To aid investor understanding as to how the Participation Rate and Strategy Spread work together to impact positive and negative Index performance, please provide a fourth bullet that sets forth a numerical example showing the extent to which performance can affect interest credited (e.g., one example assuming a 3% Strategy Spread, a 50%
        Participation Rate, and 10% Index Performance and a second example assuming a 3%
        Strategy Spread, a 125% Participation Rate, and -10% Index
Performance).

17. Please revise the tenth paragraph to more prominently disclose that partial withdrawals including systemic withdrawals, exercise of the Performance Lock, required minimum distributions, full surrender, annuitization and death benefit payments could significantly reduce the values under the Contract, including the death benefit, and the amount of
        Index Strategy Earnings credited at the end of a Strategy Term due to the market value adjustment, the Daily ISE Percentage, proportionate withdrawal calculations, income taxes and tax penalties, and withdrawal charges.

        Please add in bullet points the specific impacts withdrawals have under the Contract, including that:

        x   Charges and adjustments could reduce amounts below the amount withdrawn and to
            less than the protection provided by the Protection Level to the
Index Strategy(ies).

        x   The market value adjustment, withdrawal charges of up to 8%, and income tax and
            tax penalties may apply to amounts withdrawn from the Contract during the first six
            Contract years. Please also disclose the maximum potential loss, as a percentage,
            from a negative market value adjustment.
 Jan Fischer, Esq.
January 16, 2024
Page 4

        x   The Daily ISE Percentage will apply to amounts withdrawn from an
Index Strategy
            before the end of its term. Please also disclose the maximum potential loss, as a
            percentage, from a negative Daily ISE Percentage.

        x   The Contract may not be appropriate if an investor intends to take ongoing
            withdrawals, such as systematic withdrawals or required minimum distributions,
            particularly during an Index Strategy Term.

18. In the eleventh paragraph, please make the second sentence, "Prospective purchasers should consult with a financial professional..." more prominent (e.g., in bold type).

19. In the twelfth paragraph, please disclose whether the amount refunded upon cancellation is subject to the market value adjustment and the Daily ISE Percentage. Also, please state that no withdrawal charge applies upon cancellation, if true. Please make these
        clarifications in the    Right to Examine and Cancel" section of the
prospectus as well.

Defined Terms, pp. 1-4

20. Please clarify the difference between the Annuitization Date and the Annuity
        Commencement Date or consider using just one term. We note the prospectus tends to use the term Annuitization Date to discuss when annuity payments begin and that the term Annuity Commencement Date is used only in the section entitled "Annuity
        Commencement Date."

21. Daily Index Strategy Earnings Percentage (Daily ISE Percentage): Please revise the definition of the Daily ISE Percentage to clearly state that this percentage is an adjustment applied if amounts are withdrawn from an Index Strategy before the Strategy
        Term End Date, and that this adjustment could be negative and could result in loss.
        Please make sure this explanation of the Daily ISE Percentage is clear throughout the prospectus.

22. Market Value Adjustment (MVA): Please clarify that the MVA adjustment could be positive or negative, and that the MVA could result in loss.

23. Please consider adding a definition for "Withdrawal" and clarify whether withdrawals include required minimum distributions, transactions such as annuitization and payment of Death Benefits, and Performance Locks.
 Jan Fischer, Esq.
January 16, 2024
Page 5


Summary

24. Please remove the last sentence of the first paragraph of the Summary. The prospectus should describe all material state variations and financial intermediary variations.

        What is the Purpose of the Contract - The Contract in General, p. 5

25. In the last sentence of the third paragraph, please add that an investor should not buy the
        Contract if they plan to take ongoing withdrawals during an Index Strategy Term.

        Values Under the Contract, pp. 5-6

26. Please revise the first four paragraphs on page 6 in accordance with plain English principles. In particular:

        x   Please describe the interim valuation of an Index Strategy, as well as the Daily ISE
            Percentage, only in the context of withdrawals or Performance Locks occurring
            before the Strategy Term End Date. The current disclosure suggests that this daily
            valuation has other relevance under the Contract, such as a daily crediting of Index
            performance to the Index Strategy.

        x   Along those same lines, please be sure to distinguish the daily interim valuation
            separate from the interest crediting occurring on the last date of the Strategy Term.
            The Term End ISE Percentage is calculated using the Crediting
Factors applied to the
            actual Index Performance (point to point) while the Daily ISE
Percentage is
            calculated against hypothetical investments in derivatives that provides an estimated
            value of what the Term End ISE Percentage will be on the Strategy
Term End Date (a
            Black Scholes model) and is not directly related to the Index
Performance. The
            current disclosure is not clear that these are two separate calculations done for two
            separate purposes, one to adjust the Index Strategy value in the event of premature
            withdrawals, and the other based on the change in Index performance over the term to
            credit positive or negative earnings to the investor   s Contract.
Using one term
               Index Strategy Earnings        to describe both Index Strategy
values, and the over-use
            of defined terms when describing either valuation, could hamper investor
            understanding. It is also potentially misleading to refer to
earnings    being calculated
            and applied during the Strategy Term.

        x   In the second paragraph, please clarify without the use of too many defined terms that
            Index Strategy Earnings are calculated point to point on the
Strategy Term End Date
            after applying the Protection Level, Participation Rate, and
Strategy Spread, and
            disclose the impact of such calculation on Index Strategy Earnings.

        x   In the fourth paragraph on page 6, please explain why the Daily ISE
Percentage may
            be negative even if the Index Performance is positive.
 Jan Fischer, Esq.
January 16, 2024
Page 6

        Withdrawals, p. 6

27. Please clarify that while Free Withdrawals are not subject to CDSC or MVA, they may be subject to the Daily ISE Percentage adjustment if the withdrawal is made before the end of a Strategy Term.

        Death Benefit, p. 6

28. We note the Contract is a single purchase payment deferred annuity contract. In the third sentence, please change "total Purchase Payments" to "Purchase Payment" since even multiple payments may be made as part of a single Purchase Payment and the Contract will not be issued until all such payments are received.

29. Please add disclosure regarding the impact of the Daily ISE Percentage adjustment and proportionate reduction to index strategy value if the Death Benefit is taken prior to the end of a Strategy Term.

        How can the Contract be categorized under the Code? pp. 6-7

30. In the paragraph following the bulleted disclosure, please clarify if the Contract will or will not provide additional tax deferral benefits to other categories of Contract (e.g.,
        Qualified Plans, SEP IRAs, Simple IRAs).

        What fees or adjustments are assessed if a Contract Owner takes a partial withdrawal or a full surrender of the Contract? p. 6

31. In this discussion of fees and adjustments on pages 6 and 7, please include a subsection that briefly discusses the Daily ISE Percentage adjustment.

32. In the first paragraph, please clarify that a Daily ISE Percentage adjustment also will apply to Death Benefit payments and annuitization occurring during an Index Strategy
        Term. Please also disclose the impact of proportionate adjustments to the Death Benefit and to the value of an Index Strategy in connection with withdrawals.

33. In the example showing the impact of a CDSC and negative MVA, please state that the amount of loss could be greater if a negative Daily ISE Percentage adjustment also applies.

34. In the discussion following this example, please be clear that while a CDSC and MVA may not apply to certain partial withdrawals or full surrender, a negative Daily ISE
        Percentage adjustment and proportionate adjustments to the Death Benefit and to the
        Index Strategy value could still apply upon partial withdrawal or full surrender.
 Jan Fischer, Esq.
January 16, 2024
Page 7

        What are the investment options under the Contract? pp. 8-10

35. Please clarify in the first paragraph of Index Strategies that earnings based on Index performance are credited at the end of the Strategy Term, and that the interim value of the
        Index Strategy will not change unless amounts are removed before the Strategy Term
        End Date. In the paragraph that follows, please revise to state that
all    rather than
           some    Strategies have a Strategy Spread and that this Strategy
Spread may be different
        each Strategy Term.

Risk Factors

        Daily Index Strategy Earnings Potential (Daily ISE Percentage) Risk, p.
19

36. Please clarify, if accurate, that Daily ISE Percentage is only applied if the Contract
        Owner takes a withdrawal, exercises a Performance Lock or the Right to Examine and
        Cancel provision, or begins Annuitization prior to the Strategy Term End Date.

        Limited Growth Potential Risk (Strategy Spread and Participation Rate
Risk), pp.
        19-20

37. Please clarify that the Participation Rates for Strategy Terms are for the entire term and not applied on an annual basis.

38. Please clarify that the Strategy Spread is multiplied by the number of segment years and consider adding an example to show how the Strategy Spread may amplify Index gains and losses.

        Reinvestment Risk, p. 20

39. Please briefly discuss the risk that an Index Strategy may not be available after a Strategy
        Term End Date and the consequences of that if the Contract Owner does not specify a different allocation (e.g., amounts will be transferred to the Fixed Strategy where the contract owner could receive an interest rate as low as 0.25%).

        Performance Lock Risk, pp. 20-21

40. When discussing the Performance Lock, please prominently state that the Index Strategy
        Value will be subject to a Daily ISE Percentage adjustment before being transferred to the Fixed Strategy, and this adjustment may be negative and may result in loss. If a proportionate withdrawal calculation is also used when determining the Index Strategy
        Value in connection with a Performance Lock, please also make this clear.

41. The prospectus states that if the Index Strategy Value exceeds its Strategy Basis multiplied by its Protection Level, the Contract Owner may exercise the Performance
        Lock. Please disclose in accordance with plain English principles what this means (e.g.,
 Jan Fischer, Esq.
January 16, 2024
Page 8

        the Lock will be effected so long as the Daily ISE Percentage does not adjust the Index
        Strategy Value below the Protection Level for that Strategy).

42. Please state that because the Index Strategy Value will not be calculated until after the
        Contract Owner   s Performance Lock request is received, the Owner will
not know the
        Index Strategy Value at the time they decide to lock in that value.

43. Please revise the first bullet to clarify that once the Performance Lock request is received by the Company, it may not be revoked.

44. Please state how a Contract Owner may obtain information on the current Index Strategy
        Value, and disclose that the Contract Owner should speak to his or her financial professional before executing a Performance Lock.

Fees and Deductions

45. In this discussion on Fees and Deductions, please include a section that discusses the
        Daily ISE Percentage adjustment.

46. Please state that a negative Daily ISE Percentage adjustment, proportionate adjustments to the Death Benefit and to the Index Strategy value, taxes and penalties may still apply even if no CDSC or MVA is assessed on a withdrawal.

General Information About the Contract

        The Contract, p. 24

47. Please clarify that during Annuitization, the Contract Value will not be invested in any
        Strategy.

Index Strategies

        Market Exposures and Risks, p. 33

48. Please clarify that risks/returns related to each Index cannot be determined from the table alone.

        Non-US Securities Risks, p.35

49. Please clarify that an index containing foreign component securities may be subject to the risk of stale prices.
 Jan Fischer, Esq.
January 16, 2024
Page 9

        Description of the Indexes, p. 37

50. Please clarify whether the non-S&P indexes include dividends declared by any of the companies in the underlying index as part of their return.

Index Strategy Earnings

        Daily Index Strategy Percentage, p. 53

51.     Please consider moving the fifth paragraph up in this section.

Closing

         A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6870 or hahnja@sec.gov.


                                                     Sincerely,

                                                     /s/ Jaea Hahn

                                                     Jaea Hahn
                                                     Senior Counsel

cc:     Andrea Ottomanelli Magovern, Assistant Director
        Elizabeth Bentzinger, Senior Special Counsel
        Asen Parachkevov, Branch Chief